EXHIBIT 99.1

CN ENERGY GROUP. INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

F-1

CN ENERGY GROUP. INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-2

CN ENERGY GROUP. INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31 ,	September 30,
	2025	2024
ASSETS	(unaudited)	(audited)
Current Assets:
Cash and restricted cash	$231,447	$317,323
Accounts receivable, net	1,374,309	11,790,391
Inventories, net	2,071,999	3,329,344
Advances to suppliers, net	20,724,958	26,488,494
Other receivable	18,077,672	18,709,318
Loan to a third party	2,296,372	-
Prepaid expenses and other current assets	676,775	863,690
Total current assets	45,453,532	61,498,560

Biological assets, net	27,097,303	28,522,903
Prepayment for acquisition	24,548,022	-
Land use right, net	5,896,583	6,205,309
Property and equipment, net	1,095,488	2,012,955
Right-of-use assets	62,516	122,779
Total non-current assets	58,699,912	36,863,946

Total Assets	$104,153,444	$98,362,506

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	470,850	535,221
Convertible notes	442,338	-
Due to related parties	611,327	611,327
Taxes payable	2,461	108
Accrued expenses and other current liabilities	282,044	303,433
Total current liabilities	1,809,020	1,450,089

Commitments and contingencies

Shareholders' Equity:
Class A ordinary share, no par value, unlimited number of shares authorized; 781,321 and 272,490 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively	107,769,910	104,486,710
Class B ordinary share, no par value, unlimited number of shares authorized; 4,028 shares issued and outstanding as of March 31, 2025 and September 30, 2024	4,231,055	4,231,055
Additional paid-in capital	8,865,199	8,865,199
Statutory reserves	14,990	14,990
Accumulated deficits	(9,813,185)	(16,741,427)
Accumulated other comprehensive loss	(8,723,545)	(3,944,110)
Total shareholders' equity	102,344,424	96,912,417

Total Liabilities and Shareholders' Equity	$104,153,444	$98,362,506

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

CN ENERGY GROUP. INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended March 31,
	2025	2024
Revenues	$16,376,697	$31,285,396
Cost of revenues	(15,897,467)	(31,220,004)
Gross profit	479,230	65,392
Operating expenses:
Allowance for receivables	-	(995,155)
General and administrative expenses	(1,575,682)	(1,659,355)
Research and development expenses	(2,102)	(133,290)
Total operating expenses	(1,577,784)	(2,787,800)

Loss from operations	(1,098,554)	(2,722,408)

Other income (expenses):
Interest expense	(279,489)	(285,371)
Government subsidy income	-	40,936
Interest income	61,170	358
Gain on disposal of subsidiaries	824,512	-
Other income	35,342	2,183
Total other income (expense), net	8,027,130	(241,894)

Income (loss) before income taxes	6,928,576	(2,964,302)
Income tax (expenses) benefits	(334)	8,935
Net income (loss)	6,928,242	(2,955,367)

Net income (loss)	6,928,242	(2,955,367)
Other comprehensive income (loss) :
Foreign currency translation (loss) gain	(4,779,435)	1,108,763
Comprehensive income (loss)	$2,148,807	$(1,846,604)

Earnings (loss) per share
Basic	$13.58	$(1.64)
Diluted	$9.58	$(1.64)
Weighted average shares outstanding
Basic	510,256	72,118
Diluted	723,571	210,790

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

CN ENERGY GROUP. INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

	Ordinary Shares						Retained	Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Statutory	Earnings (Accumulated	Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit)	Income (Loss)	Equity
Balance as of September 30, 2023	91,433	$101,922,676	4,028	$4,231,055	$8,865,199	$526,217	$(3,211,885)	$(8,771,028)	$103,562,234
Issuance of ordinary shares for convertible notes redemption	27,664	960,000	-	-	-	-	-	-	960,000
Issuance of ordinary shares for warrants exercised	4,000	145,290	-	-	-	-	-	-	145,290
Effect of reverse share split	(10)	(430)	-	-	-	-	-	-	(430)
Net loss for the period	-	-	-	-	-	-	(2,955,367)	-	(2,955,367)
Appropriation to statutory reserve	-	-	-	-	-	1,417	(1,417)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	1,108,763	1,108,763
Balance as of March 31, 2024	123,087	$103,027,536	4,028	$4,231,055	$8,865,199	$527,634	$(6,168,669)	$(7,662,265)	$102,820,490

Balance as of September 30, 2024	272,490	$104,486,710	4,028	$4,231,055	$8,865,199	$14,990	$(16,741,427)	($3,944,110)	$96,912,417
Issuance of ordinary shares for convertible notes redemption	443,430	2,760,000	-	-	-	-	-	-	2,760,000
Issuance of ordinary shares for warrants exercised	65,400	523,200	-	-	-	-	-	-	523,200
Net income for the period	-	-	-	-	-	-	6,928,242	-	6,928,242
Foreign currency translation loss	-	-	-	-	-	-	-	(4,779,435)	(4,779,435)
Balance as of March 31, 2025	781,320	$107,769,910	4,028	$4,231,055	$8,865,199	$14,990	$(9,813,185)	$(8,723,545)	$102,344,424

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

CN ENERGY GROUP. INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended March 31,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$6,928,242	$(2,955,367)
Adjustments to reconcile net loss to net cash used in operating activities:
Reversal of allowance for accounts receivable	(7,504,925)	(317,232)
Allowance for advances to suppliers	125,639	1,349,917
(Reversal of allowance) allowance for prepaid expenses and other current assets	(9,074)	148,975
Allowance for inventories	(297,183)	(186,505)
Depreciation expense	248,076	718,862
Amortization of operating lease right-of-use assets	56,367	48,682
Amortization of intangible assets and land use right	99,670	105,898
Depreciation of biological assets	464,696	466,256
Gain on disposal of subsidiaries	(824,512)	-
Deferred income taxes	-	(8,982)
Amortization of deferred revenue	-	(40,936)
Interest expenses	54,738	212,277
Changes in operating assets and liabilities:
Accounts receivable	(7,461,178)	(3,748,263)
Inventories, net	1,447,226	(1,163,768)
Advances to suppliers	4,765,300	8,878,992
Prepaid expenses and other current assets	126,553	(67,605)
Accounts payable	297,446	(2,562,091)
Operating lease liabilities	-	(31,994)
Taxes payable	2,497	(1,116)
Accrued expenses and other current liabilities	23,104	(1,425,200)
Net cash used in operating activities	(1,457,318)	(579,200)

Cash flows from investing activities:
Proceeds from disposal of subsidiaries, net of cash	(3,979)	-
Advances to a third party	(2,296,372)	(430)
Other receivables	-	25,000
Acquisition of a subsidiary, net of cash	-	(122)
Net cash (used in) provided by investing activities	(2,300,351)	24,448

Cash flows from financing activities:
Proceeds from warrants exercised	523,200	145,290
Proceeds from convertible notes	3,149,750	-
Repayment of related parties loans	-	(23,128)
Proceeds from related parties loans	-	361,528
Net cash provided by financing activities	3,672,950	483,690

Effect of exchange rate changes on cash	(1,156)	1,976

Net decrease in cash	(85,876)	(69,086)
Cash, beginning of period	317,323	195,502
Cash, end of period	$231,447	$126,416

Supplemental disclosure information:
Cash paid for income tax	$334	$11
Cash paid for interest	-	$36,715

Supplemental non-cash activities:
Issuance of ordinary shares for convertible notes redemption	$2,760,000	$960,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

Note 1 – Organization and nature of business

CN Energy Group. Inc. (“CN Energy”) is a holding company incorporated under the laws of the British Virgin Islands on November 23, 2018. CN Energy and its subsidiaries (collectively, the “Company”) manufactures and supplies wood-based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production (“Activated Carbon”).

On November 29, 2024, the Company incorporated a wholly owned subsidiary, Ewforest Group Limited (“Ewforest”), incorporated in the People’s Republic of China (“PRC”)’s special administration region of Hong Kong.

On January 20, 2025, CN Energy entered into a Share Transfer Agreement (the “Agreement”) with Asia Rubber Resources Limited (“Asia Rubber Resources”). Pursuant to the Agreement, CN Energy agreed to transfer 100% of its equity in Clean Energy Holdings Limited (“Energy Holdings”) to Asia Rubber Resources (the “Transfer”) for a total purchase price of HKD10,000 (approximately $1,281). In connection with the Agreement, Energy Holdings’ fully owned subsidiaries, Zhejiang CN Energy Technology Development Co., Ltd. (“Zhejiang CN Energy”) and Manzhouli CN Energy Industrial Co., Ltd. (“Manzhouli CN Energy”), Manzhouli CN Energy Technology Co., Ltd. (“Manzhouli CN Technology”) and Zhejiang Yongfeng New Material Technology Co., Ltd. (“Zhejiang Yongfeng New Material”) were altogether disposed to Asia Rubber Resources.

In January and February 2025, CN Energy conducted a reorganization of its wholly owned subsidiaries, Zhejiang CN Energy New Material Co., Ltd. (“Zhejiang New Material”), Zhoushan Xinyue Trading Co., Ltd (“Zhoushan Trading”) and Ningbo Nadoutong Trading Co., Ltd (“Ningbo Trading”), under the holding of MZ Pintai Mining (Zhejiang) Co., Ltd (“MZ Pintai”).

On March 31, 2025 and April 23, 2025, CN Energy and Ewforest (the “Purchaser”) entered into a share purchase agreement (the “Purchase Agreement”) with, Ynong Group Limited (the “Seller”) and Ynong International Group Limited (“Ynong”), pursuant to which the Seller agreed to sell and the Purchaser agreed to purchase 4,500 shares of Ynong ordinary shares (the “Ynong Shares”), of which represents forty-five percent (45%) of the issued and outstanding Ynong ordinary shares to the Purchaser. Ynong directly owns all of the issued and outstanding equity of an Indonesian entity, PT Grand Indonesia Forestmates (“PGIF”), and PGIF and two Indonesian citizens, collectively, directly owns 90% and 10%, respectively, of another Indonesian entity, PT Wana Arga Nusantara (“PWAN”), which is the operating business.

In connection with the execution of the Purchase Agreement, the Seller entered into a side letter with PGIF and PWAN, in which PGIF and PWAN agreed to be bound by and comply with the covenants and obligations set forth in the Purchase Agreement that are applicable to each of PGIF and PWAN.

Pursuant to, and upon the terms and subject to the conditions set forth in the Purchase Agreement, the consideration for the Ynong Shares will consist of the following:

(i)	$6,365,348 in cash payable by CN Energy to the Seller will be made as a post-closing payment;

(ii)

50,000,000 Class A ordinary shares, no par value per share, of CN Energy, having an aggregate value of $10,000,000 with a cost basis of $0.20 per share (the “Consideration Shares”), issuable by CN Energy to the Seller on the Closing Date; and

(iii)

assignment of certain accounts receivables of the subsidiaries of the Company (the “Assigning Subsidiaries”) with an aggregate value of $24,548,022 (the “Assigned Receivables”), to be effected on the Closing Date.

F-7

Note 1 – Organization and nature of business (Continued)

On April 30, 2025, CN Energy and Ewforest (the “Purchaser”) closed a transaction (the “Closing”) involving the acquisition of 4,500 shares of Ynong from Ynong Group Limited (the “Seller”) in exchange for, among other things, the issuance by the Company of 50,000,000 shares of its Class A ordinary shares (“Shares”) to the Seller and its designees (the “Designees”) and the assignment to the Seller of certain accounts receivable of the subsidiaries of the Company (the “Subsidiaries”) with an aggregate value of $24,548,022, pursuant to the Share Purchase Agreement dated as of March 31, 2025 (the “Original Purchase Agreement”), as amended by the Amendment to Share Purchase Agreement dated as of April 23, 2025 (the “Amendment” and, together with the Share Purchase Agreement, the “Purchase Agreement”), entered into between the Company, the Purchaser, the Seller, and Ynong, and pursuant to the side letters (the “Side Letters”) entered into between the Seller, PGIF and the operating Indonesian entity, PWAN.

Currently, CN Energy has subsidiaries in countries and jurisdictions including the PRC, Hong Kong, the British Virgin Islands, and the State of Delaware. Details of the subsidiaries of CN Energy are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
CN Energy	November 23, 2018	British Virgin Islands	Parent	Holding company
Ewforest	November 29, 2024	Hong Kong, China	100%	Holding company
CN Energy USA	March 31, 2022	Delaware, U.S.	100%	Inactive
MZ HK	December 6, 2018	Hong Kong, China	100%	Holding company
MZ Pintai	January 22, 2019	Zhejiang, China	100%	Holding company
Zhejiang New Material	May 24, 2021	Zhejiang, China	100%	Produce and sell Activated Carbon
Zhoushan Trading	April 8, 2022	Zhejiang, China	100%	Trading
Ningbo Trading	April 13, 2022	Zhejiang, China	100%	Trading
Yunnan Yuemu	September 2, 2022	Yunnan, China	100%	Holding company
Yunnan Honghao	May 6, 2013	Yunnan, China	100%	Forestry project investment and development

F-8

Note 2 – Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal years ended September 30, 2024 and 2023. Operating results for the six months ended March 31, 2025 are not necessarily indicative of the results that may be expected for the year ending September 30, 2025.

The unaudited condensed consolidated financial statements of the Company reflect the principal activities of CN Energy and its subsidiaries. All significant intercompany balances and transactions are eliminated upon consolidation.

Use of estimates

A change in accounting estimate shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods. In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the valuation of inventory, allowance for credit losses, useful lives of biological assets, property and equipment, land use right, and right-of-use assets, the recoverability of long-lived assets, revenue recognition, and realization of deferred tax assets. Actual results could differ from those estimates.

F-9

Note 2 – Summary of significant accounting policies (Continued)

Accounts receivable

Accounts receivable are presented net of an allowance for credit losses. The Company maintains an allowance for doubtful accounts for estimated credit losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances for credit losses when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer payment history, customer’s current credit-worthiness, and current economic trends. Allowance for credit losses is measured using the current expected credit losses model. Accounts are written off against the allowance after efforts at collection prove unsuccessful.

Inventories

The Company values its inventory at the lower of cost, determined on a weighted average basis, or net realizable value. Costs include the cost of raw materials, freight, direct labor, and related production overhead. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. The Company reviews its inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value.

The costs of forestry inventories are transferred from biological assets at their costs at the point of harvest. The cost of inventories also includes capitalized production costs, including labor, materials, post-harvest costs, and depreciation. Inventoried costs are transferred to cost of goods sold in the same period as when the products are sold.

Forestry inventories, capitalized production costs, and biological asset adjustments are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period when the write-down or loss occurs.

Advances to suppliers

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

Other receivables and loan to a third party

Other receivables and loan to a third party are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its other receivable and loan to a third party on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history and current credit-worthiness, and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Biological assets

Biological assets mainly consist forest for future wood harvest and sales, of which the Company owned 27 forest right certificates with expiry dates ranging from August 2053 to December 2076 and with an aggregate area of 14.5 square miles. Biological assets are initially measured at cost and subsequently depreciated on a straight-line basis over its estimated useful lives, ranging from 30 to 54 years depending on the expiry dates of those 27 forest right certificates. The Company capitalizes all related direct and indirect costs of production to the biological assets at costs at each reporting date. At the point of harvest, the biological assets are transferred to inventory at their costs.

F-10

Note 2 – Summary of significant accounting policies (Continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Property and buildings	20 years
Machinery and equipment	10 years
Vehicles	4 years
Office equipment	3 - 5 years

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments, which substantially extend the useful life of assets, are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in income from operations in the unaudited condensed consolidated statements of income (loss) and comprehensive income (loss) in income from operations.

Land use right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful life which is 50 years and represents the shorter of the estimated usage period or the terms of the agreement.

F-11

Note 2 – Summary of significant accounting policies (Continued)

Impairment of long-lived assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2025 and September 30, 2024.

Leases

The Company accounts for leases following ASC 842, Leases (“Topic 842”).

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term.

The Company adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management services, utilities and property taxes. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. As of March 31, 2025 and September 30, 2024, the Company did not have any impairment loss for its operating lease right-of-use assets.

F-12

Note 2 – Summary of significant accounting policies (Continued)

Fair value of financial instruments

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
•

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

•

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions about what assumptions market participants would use in pricing the asset or liability based on the best available information.

Any transfers of assets or liabilities between Level 1, Level 2, and Level 3 of the fair value hierarchy will be recognized at the end of the reporting period in which the transfer occurs. There were no transfers between fair value levels in any of the periods presented herein.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash and restricted cash, accounts receivable, other receivable, convertible notes, accounts payable, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities.

Convertible note

The Company accounts for convertible debt instruments in accordance with ASC 470-20 and ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. Under this guidance, the Company no longer separates the liability and equity components of convertible instruments that do not require bifurcation under ASC 815. Instead, the entire convertible instrument is accounted for as a single liability, unless the fair value option under ASC 825-10 is elected or an embedded conversion feature requires separate accounting as a derivative.

The Company first evaluates whether to elect the fair value option under ASC 825-10. If the fair value option is not elected, the Company assesses whether the embedded conversion feature requires bifurcation under ASC 815. If bifurcation is not required and the instrument is not issued with a substantial premium, the convertible debt is accounted for as a single liability instrument under the traditional convertible debt model. Any debt discount or premium is amortized over the expected term of the instrument using the effective interest method and recognized as additional non-cash interest expense

F-13

Note 2 – Summary of significant accounting policies (Continued)

Revenue recognition

The Company accounts for revenue recognition under Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). Revenue of the Company is mainly from the sale of activated carbon. For the sale of activated carbon, the Company recognizes revenue when title and risk of loss passes and the customer accepts the products, which occurs at delivery. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company, or by receipt document signed by the customer upon delivery, depending on the delivery term negotiated between the Company and customers on a customer-by-customer basis.

The transaction price of activated carbon is determined based on fixed consideration in the Company’s customer contracts. In determining the transaction price, no significant financing components exist since the timing from when the Company invoices its customers to when payment is received is less than one year.

Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial. In the event the Company receives an advance from a customer, such advance is recorded as a liability to the Company. The Company reduces the liability and recognizes revenue after the delivery of goods occurs.

The core principle underlying ASC 606 is that the Company recognizes revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s sales contracts of activated carbon have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. Therefore, the sale of activated carbon is recognized at a point in time.

There were no contract assets as of March 31, 2025 and September 30, 2024. For the six months ended March 31, 2025 and 2024, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

F-14

Note 2 – Summary of significant accounting policies (Continued)

Revenue recognition (Continued)

The Company has elected the following practical expedients in applying ASC 606:

•

Unsatisfied Performance Obligations – for all performance obligations related to contracts with a duration of less than one year, the Company has elected to apply the optional exemption provided in ASC 606, and therefore is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

•

Contract Costs - all incremental customer contract acquisition costs are expensed as they are incurred as the amortization period of the asset that the Company otherwise would have recognized is one year or less in duration.

•

Significant Financing Component - the Company does not adjust the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

•

Sales Tax Exclusion from the Transaction Price - the Company excludes from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from the customer.

•	Shipping and Handling Activities - the Company elected to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation.

Cost of revenue

Cost of revenue includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense, and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenue.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits. All costs associated with research and development are expensed as incurred.

Shipping and handling

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were nil and nil for the six months ended March 31, 2025 and 2024, respectively.

Government subsidy income

The Company receives various government grants from time to time. There is no guarantee that the Company will continue to receive such grants in the future. For the six months ended March 31, 2025 and 2024, the Company had subsidy income of nil and $40,936 for equipment of energy projects grants.

Income taxes

CN Energy’s subsidiaries in the USA, PRC and Hong Kong are subject to the income tax laws of the USA, PRC and Hong Kong, respectively. No taxable income was generated outside the PRC for the six months ended March 31, 2025 and 2024. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of March 31, 2025 and September 30, 2024. As of March 31, 2025, the tax returns for the calendar years ended December 31, 2016 through December 31, 2024 for the Company’s subsidiaries remain open for statutory examination by tax authorities.

F-15

Note 2 – Summary of significant accounting policies (Continued)

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and restricted cash, accounts receivable, advances to suppliers, other receivables and loan to a third party. All of the Company’s cash is maintained with banks within the PRC. Cash maintained in banks within the PRC of less than RMB500,000 (approximately $71,249) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the PRC. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive income(loss)

Comprehensive income consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as elements of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using U.S. dollar as its functional currency.

Foreign currency translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company is the Renminbi (“RMB”), the currency of the PRC. Any transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of income as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

The exchange rate in effect as of March 31, 2025 and September 30, 2024 was US$1 for RMB7.2628 and US$1 for RMB7.0176, respectively. The average exchange rate for the six months ended March 31, 2025 and 2024 was US$1 for RMB7.2306 and US$1 for RMB7.2064, respectively.

F-16

Note 2 – Summary of significant accounting policies (Continued)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is computed by dividing net income (loss) attributable to all classes of ordinary shareholders of the Company by the weighted average number of shares of all classes of ordinary shares outstanding during the applicable period, and is the same amount for the Company’s Class A ordinary shares and Class B ordinary shares. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible notes using the if-converted method and ordinary shares issuable upon the exercise of warrants using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted earnings/(loss) per share are not reported separately for Class A or Class B ordinary shares as each class of shares has the same rights to undistributed and distributed earnings.

Statement of cash flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average translation rates for the periods. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases, and expense transactions are denominated in RMB, and majority of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of the PRC. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company does not carry any business interruption insurance, product liability insurance, or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

F-17

Note 2 – Summary of significant accounting policies (Continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU may be applied either on a prospective or retrospective basis. We are currently evaluating the impact of this standard on our disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. This ASU is effective for fiscal years beginning after December 15, 2025 and interim reporting periods within those annual reporting periods, with early adoption permitted. We are currently evaluating the impact of this standard on our disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)，which clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which revised current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a VIE that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update require that an entity apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. Early adoption is permitted as of the beginning of an interim or annual reporting period.

In May 2025, the FASB issued ASU 2025-04, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606), Clarifications to Share-Based Consideration Payable to a Customer, which revised the Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates conditions (such as vesting conditions) that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor (including over a specified period of time). The revised definition also incorporates performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers. The revised definition of the term performance condition cannot be applied by analogy to awards granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. Although it is expected that entities will conclude that fewer awards contain service conditions, for those that are determined to have service conditions, the amendments in this Update eliminate the policy election permitting a grantor to account for forfeitures as they occur. Therefore, when measuring share-based consideration payable to a customer that has a service condition, the grantor is required to estimate the number of forfeitures expected to occur. Separate policy elections for forfeitures remain available for share-based payment awards with service conditions granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. The amendments in this Update clarify that share-based consideration encompasses the same instruments as share-based payment arrangements but the grantee does not need to be a supplier of goods or services to the grantor. Finally, the amendments in this Update clarify that a grantor should not apply the guidance in Topic 606 on constraining estimates of variable consideration to share-based consideration payable to a customer. Therefore, a grantor is required to assess the probability that an award will vest using only the guidance in Topic 718. Collectively, these changes improve the decision usefulness of a grantor’s financial statements, improve the operability of the guidance, and reduce diversity in practice for accounting for share-based consideration payable to a customer. Under the amendments in this Update, revenue recognition will no longer be delayed when an entity grants awards that are not expected to vest. This is expected to result in estimates of the transaction price that better reflect the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer and, therefore, more decision-useful financial reporting.

The amendments in this Update are effective for all entities for annual reporting periods (including interim reporting periods within annual reporting periods) beginning after December 15, 2026. Early adoption is permitted for all entities. The amendments in this Update permit a grantor to apply the new guidance on either a modified retrospective or a retrospective basis. When applying the amendments in this Update on a modified retrospective basis, a grantor should recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of 4 equity or net assets in the statement of financial position) as of the beginning of the period of adoption and should not recast any financial statement information before the period of adoption. A grantor should apply the amendments as of the date of initial application to all share-based consideration payable to a customer. When applying the amendments in this Update on a retrospective basis, a grantor should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest period presented. Additionally, an entity that elects to apply the guidance retrospectively should use the actual outcome, if known, of a performance condition or service condition as of the beginning of the annual reporting period of adoption for all prior-period estimates. If actual outcomes are unknown as of the beginning of the annual reporting period of adoption, an entity should use its estimate of the probability of achieving a service condition or performance condition as of the beginning of the annual reporting period of adoption for all prior-period estimates.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s combined financial position, statements of operations, cash flows, and disclosures.

F-18

Note 3 – Accounts receivable, net

Accounts receivable consisted of the following:

	As of March 31,	As of September 30,
	2025	2024
	(unaudited)	(audited)
Accounts receivable	$1,374,309	$19,523,108
Less: allowance for credit losses	-	(7,732,717)
Accounts receivable, net	$1,374,309	$11,790,391

The Company’s accounts receivable primarily include balances due from customers when the Company’s activated carbon products are sold and delivered to customers.

The movement of allowance for credit losses was as follows:

	For the six months ended	For the six months ended
	March 31,	September 30,
	2025	2024
	(unaudited)	(audited)
Balance as of beginning of period	$7,732,717	$496,299
Addition	-	7,029,706
Reversal	(7,504,925)	-
Translation adjustments	(227,792)	206,712
Balance as of end of period	-	$7,732,717

Note 4 – Inventory

Inventory consisted of the following:

	As of	As of
	March 31,	September 30,
	2025	2024
	(unaudited)	(audited)
Raw materials	$2,071,999	$3,635,548
Less: allowance for inventory	-	(306,204)
Total	$2,071,999	$3,329,344

The movement of allowance for inventory was as follows:

	For the six months ended	For the six months ended
	March 31,	September 30,
	2025	2024
	(unaudited)	(audited)
Balance as of beginning of period	$306,204	$188,856
Addition	-	107,008
Reversal	(297,183)	-
Translation adjustments	(9,021)	10,340
Balance as of end of period	-	$306,204

F-19

Note 5 – Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supply and favorable purchase prices. Advances to suppliers consisted of the following:

	As of	As of
	March 31,	September 30,
	2025	2024
	(unaudited)	(audited)
Advances for raw materials purchase	$22,697,839	$28,400,856
Less: allowance for credit losses	(1,972,881)	(1,912,362)
Advances to suppliers, net	$20,724,958	$26,488,494

The movement of allowance for credit losses was as follows:

	For the six months ended	For the six months ended
	March 31,	September 30,
	2025	2024
	(unaudited)	(audited)
Balance as of beginning of period	$1,912,362	$54,217
Addition	125,639	1,807,897
Translation adjustments	(65,120)	50,248
Balance as of end of period	$1,972,881	$1,912,362

Note 6 – Other receivable

On September 25, 2024, the Company, through its wholly owned subsidiaries in China, Zhejiang CN Energy and Manzhouli CN Energy, entered into a Share Transfer Agreement (the “Agreement No. 1”) with Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”). Pursuant to the Agreement No. 1, Zhejiang CN Energy agreed to transfer 90% of its equity in CN Energy Development and its subsidiaries (Khingan Forasen and Zhongxing Energy), and Manzhouli CN Energy agreed to transfer its 10% of equity in CN Energy Development to Shanghai Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”) for a total purchase price of RMB138,204,751 ($19,029,128), which shall be paid by Xinbaocheng in installments according to the schedules set forth in the Agreement. Consideration of RMB6,910,238 ($951,456) was received in September 2024 and RMB131,294,513, (equivalent to $18,077,672 and $18,709,318 as of March 31, 2025 and September 30, 2024, respectively) was outstanding.

F-20

Note 7 – Loan to a third party

The Company signed a revolving loan agreement with a third party to lend a revolving loan up to a maximum amount of $6 million from February 1, 2024 to September 30, 2025 at an annual interest rate of 6.5% per annum.

Note 8– Biological assets

Biological assets mainly consist forest for future wood harvest and sales, of which the Company owned 29 forest right certificates with expiry dates ranging from August 2053 to December 2076 and with an aggregate area of 14.5 square miles. Biological assets are initially measured at cost and subsequently depreciated on a straight-line basis over its estimated useful lives.

	As of	As of
	March 31,	September 30,
	2025	2024
	(unaudited)	(audited)
Biological assets	$29,333,374	$30,358,304
Less: accumulated depreciation	(2,236,071)	(1,835,401)
Biological assets, net	$27,097,303	$28,522,903

Depreciation expenses were $464,696 and $466,256 for the six months ended March 31, 2025 and 2024, respectively.

Note 9 – Prepayment for acquisition

On March 31, 2025 and April 23, 2025, CN Energy and Ewforest (the “Purchaser”) entered into a share purchase agreement (the “Purchase Agreement”) with, Ynong Group Limited (the “Seller”) and Ynong International Group Limited (“Ynong”), pursuant to which the Seller agreed to sell and the Purchaser agreed to purchase 4,500 shares of Ynong ordinary shares (the “Ynong Shares”), of which represents forty-five percent (45%) of the issued and outstanding Ynong ordinary shares to the Purchaser. Ynong directly owns all of the issued and outstanding equity of an Indonesian entity, PT Grand Indonesia Forestmates (“PGIF”), and PGIF and two Indonesian citizens, collectively, directly owns 90% and 10%, respectively, of another Indonesian entity, PT Wana Arga Nusantara (“PWAN”), which is the operating business.

In connection with the execution of the Purchase Agreement, the Seller entered into a side letter with PGIF and PWAN, in which PGIF and PWAN agreed to be bound by and comply with the covenants and obligations set forth in the Purchase Agreement that are applicable to each of PGIF and PWAN.

Pursuant to, and upon the terms and subject to the conditions set forth in the Purchase Agreement, the consideration for the Ynong Shares will consist of the following:

(iv)	$6,365,348 in cash payable by CN Energy to the Seller will be made as a post-closing payment;

(v)

50,000,000 Class A ordinary shares, no par value per share, of CN Energy, having an aggregate value of $10,000,000 with a cost basis of $0.20 per share (the “Consideration Shares”), issuable by CN Energy to the Seller on the Closing Date; and

(vi)

assignment of certain accounts receivables of the subsidiaries of the Company (the “Assigning Subsidiaries”) with an aggregate value of $24,548,022 (the “Assigned Receivables”), to be effected on the Closing Date.

Aforementioned, prepayment for acquisition was related to the Assigned Receivables of $24,548,022.

On April 30, 2025, the Company and its wholly owned subsidiary, Ewforest, closed a transaction (the “Closing”) involving the acquisition of 4,500 shares of Ynong from the Seller in exchange for, among other things, the issuance by the Company of 50,000,000 shares of its Class A ordinary shares (“Shares”) to the Seller and its designees (the “Designees”) and the assignment to the Seller of certain accounts receivable of the subsidiaries of the Company (the “Subsidiaries”) with an aggregate value of $24,548,022, pursuant to the Share Purchase Agreement dated as of March 31, 2025 (the “Original Purchase Agreement”), as amended by the Amendment to Share Purchase Agreement dated as of April 23, 2025 (the “Amendment” and, together with the Share Purchase Agreement, the “Purchase Agreement”), entered into between the Company, the Purchaser, the Seller, and Ynong, and pursuant to the side letters (the “Side Letters”) entered into between the Seller, an Indonesian entity (“PGIF”) and the operating Indonesian entity (“PWAN”).

In connection with the Closing, the following agreements were entered into and made effective as of April 30, 2025, the date of the Closing:

•

a shareholder agreement between the Company, the Purchaser, the Seller, Ynong, an Indonesian entity (“PGIF”), the operating Indonesian entity (“PWAN”), and the other shareholders of PGIF and PWAN, which governs, among other things, the composition of the board of directors, restriction on share transfers, preemptive rights and significant corporate actions of HoldCo, PGIF and PWAN, as applicable;

•

a voting agreement entered into between a holder of Class B ordinary shares of the Company and the Designees, in which the Designees granted the Class B holder the authority to vote the applicable Shares issued to them; and

•	an assignment agreement entered into between the Subsidiaries and the Seller in which the Subsidiaries assigned certain of its account receivables with an aggregate value of $24,548,022 to the Seller.

In addition, the Company will pay to the Seller a post-Closing payment of $6,365,348 in cash on or prior to June 30, 2025. Pursuant to the Purchase Agreement and Side Letters, PWAN will appoint an individual designated by the Company to serve on the board of directors of PWAN on or prior to June 30, 2025, pursuant to a director agreement to be entered into between the individual designated by the Company and PWAN.

The total consideration for the 4,500 shares of Ynong is $40,913,370, which consists of: (i) the Shares, which had an aggregate value of $10,000,000; (ii) the account receivables, which have an aggregate value of $24,548,022; and (iii) the cash payment of $6,365,348 to be paid by the Company to the Seller as a post-Closing obligation.

F-21

Note 10– Land use right, net

Land use right, net consisted of the following:

	As of	As of
	March 31,	September 30,
	2025	2024
	(unaudited)	(audited)
Land use right	$6,376,185	$6,598,974
Less: accumulated amortization	(479,602)	(393,665)
Land use right, net	$5,896,583	$6,205,309

Amortization expense was $99,670 and $105,747 for the six months ended March 31, 2025 and 2024, respectively.

Estimated future amortization expense is as follows:

Amortization
expense
Remainder of fiscal 2025	$198,456
Fiscal 2026	198,456
Fiscal 2027	198,456
Fiscal 2028	198,456
Fiscal 2029	198,456
Thereafter	4,904,303
Total	$5,896,583

Note 11– Property and equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of	As of
	March 31,	September 30,
	2025	2024
	(unaudited)	(audited)
Machinery and equipment	$2,276,969	$2,356,528
Property and buildings	60,820	740,140
Vehicles	24,491	25,347
Subtotal	2,362,280	3,122,015
Less: accumulated depreciation	(1,266,792)	(1,109,060)
Property and equipment, net	$1,095,488	$2,012,955

Depreciation expense was $248,076 and $718,862 for the six months ended March 31, 2025 and 2024, respectively.

F-22

Note 12– Leases

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Hangzhou Forasen Energy Technology Co., Ltd., a PRC company controlled by Mr. Zhengyu Wang, spouse of Ms. Yefang Zhang, to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB454,043 (equivalent of $71,624). The Company prepaid total rent of RMB2,270,214 (equivalent of $358,120) upon the starting date of the lease period.

As of March 31, 2025 and September 30, 2024, the remaining average lease term was an average of 1.5 years and 2 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.8% per annum and 4.8% per annum, as of March 31, 2025 and September 30, 2024, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	March 31,	September 30,
	2025	2024
	(unaudited)	(audited)
Right-of-use assets under operating leases	$62,516	$122,779

Operating lease liabilities, current	-	-
Operating lease liabilities, non-current	-	-
Total operating lease liabilities	-	-

Note 13 - Convertible note

On October 10, 2024, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note, on October 10,2024, in the principal amount of $3,149,750 (the “Note”), convertible into Class A ordinary shares, no par value, of the Company (the “Class A Ordinary Shares”), for a purchase price of $2,925,000.

The Note bears interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by the Investor to the Company. The Note includes an original issue discount of $204,750.00 along with $20,000.00 for the Investor’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding principal balance elected for pre-payment. The Note contains a floor price of $0.10412 for the possible future conversions into Class A Ordinary Shares.

For the six months ended March 31, 2025 and 2024, 11,085,753 (or 443,430 after accounted for the effect of reverse share split) and 691,610 (or 27,664 after accounted for the effect of reverse share split) Class A Ordinary Shares were issued for the redemption of $2.76 million and $0.96 million convertible note, and interest expenses were $54,738 and $212,277, respectively.

F-23

Note 14 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	March 31,	September 30,
	2025	2024
	(unaudited)
Payroll payable	$272,231	$277,383
Interest payable	2,150	-
Accrued expenses	7,663	26,050
Accrued expenses and other current liabilities	$282,044	$303,433

Note 15 – Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Yefang Zhang	Principal shareholder	Providing working capital for the Company
Hangzhou Forasen Energy Technology Co., Ltd.	Controlled by Mr. Zhengyu Wang, spouse of Ms. Yefang Zhang	Lease of office space to the Company

Due to a related party

As of March 31, 2025 and September 30, 2024, the Company owed Yefang Zhang $611,327 and $611,327 (of which $311,150 was a loan from Yefang Zhang and $300,177 was payment of expenses on behalf of the Company), respectively. The balance of due to a related party is interest-free, unsecured, and due upon demand.

Operating lease from related parties

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Zhejiang Forasen Energy Technology Co., Ltd., a PRC company controlled by Mr. Zhengyu Wang, to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB432,043 (equivalent of $61,619).

F-24

Note 16– Shareholders’ equity

Ordinary shares

CN Energy is a holding company established under the laws of the British Virgin Islands on November 23, 2018. The Company had an unlimited number of Class A ordinary shares of no par value and an unlimited number of Class B ordinary shares of no par value.

Public offering, warrants, and pre-funded warrants

On January 30, 2023, CN Energy entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which CN Energy agreed to sell to the Underwriter in a firm commitment public offering (the “Offering”) (i) 10,396,974 units, each consisting of one Class A ordinary share, no par value (collectively, the “Class A ordinary shares”) and one warrant, each exercisable to purchase one Class A ordinary share at an exercise price of $0.55 per share (collectively, the “warrants”), at an offering price of $0.55 per unit; and (ii) 7,786,300 units, each consisting of one pre-funded warrant, each exercisable to purchase one Class A ordinary share at an exercise price of $0.0001 per share (collectively, the “Pre-funded Warrants”), and one warrant, at an offering price of $0.5499 per unit (together with the Class A ordinary shares and the warrants, the “Offered Securities”), to those purchasers whose purchase of Class A ordinary shares in the Offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of CN Energy’s outstanding ordinary shares immediately following the consummation of the Offering. The components of the units were issued separately and are immediately separable upon issuance. The Company received approximately $7.8 million in net proceeds from the Offering, after deducting underwriting discounts and other related offering expenses. In connection with the Offering, 10,396,974 Class A ordinary shares were issued, 4,672,700 Pre-funded Warrants were exercised upon issuance which resulted in a total issuance of 15,069,674 Class A ordinary shares and 3,112,046 Pre-funded Warrants were exercised for 3,112,046 Class A ordinary shares in September 2023.

The Pre-funded Warrants are exercisable immediately (subject to the beneficial ownership cap) and may be exercised at any time in perpetuity until all of the Pre-funded Warrants are exercised in full. The warrants are exercisable immediately and expire five years, i.e. January 29, 2028, after their issuance date on January 30, 2023.

As a result of reverse share split on January 18, 2024, the exercise price was adjusted from $0.55 per share to $1.4529 per share and the warrants were adjusted from 18,183,274 warrants to 6,883,337 warrants.

For the six months ended March 31, 2025 and 2024, 1,635,000 (or 65,400 after accounted for the effect of the reverse share split) and 100,000 (or 4,000 after accounted for the effect of the reverse share split) warrants were exercised. As of March 31, 2025 and September 30, 2024, 5,148,337 and 6,783,337 warrants and 1,554 and 1,554 pre-funded warrants were outstanding, respectively.

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Note 16– Shareholders’ equity (Continued)

Issuance of shares for repayment of convertible note

On October 10, 2024, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note, on October 10,2024, in the principal amount of $3,149,750 (the “Note”), convertible into Class A ordinary shares, no par value, of the Company (the “Class A Ordinary Shares”), for a purchase price of $2,925,000.

The Note bears interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by the Investor to the Company. The Note includes an original issue discount of $204,750.00 along with $20,000.00 for the Investor’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding principal balance elected for pre-payment. The Note contains a floor price of $0.10412 for the possible future conversions into Class A Ordinary Shares.

For the six months ended March 31, 2025 and 2024, 11,085,753 (or 443,430 after accounted for the effect of reverse share split) and 691,610 (or 27,664 after accounted for the effect of reverse share split) Class A Ordinary Shares were issued for the redemption of $2.76 million and $0.96 million convertible note, and interest expenses were $54,738 and $212,277, respectively.

Statutory reserves and restricted net assets

CN Energy’s ability to pay dividends primarily depends on CN Energy receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by CN Energy’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of CN Energy’s subsidiaries.

CN Energy’s PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. CN Energy’s PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves, together with paid in capital of CN Energy’s PRC subsidiaries, are not distributable as cash dividends. As of March 31, 2025 and September 30, 2024, the balance of the required statutory reserves was $14,990 and $14,990, respectively.

Reverse share split

On May 19, 2025, the Company effectuated a 1-for-25 share split ordinary shares with no par value. The reverse share split reduced the number of Class A ordinary shares issued and outstanding from approximately 19.5 million to 781,321 and the number of Class B ordinary shares issued and outstanding from 100,698 to 4,028.

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Note 17 – Concentration of major customers and suppliers

For the six months ended March 31, 2025, two major customers accounted for approximately 59%, and 10% of the Company’s total sales, respectively. For the six months ended March 31, 2024, three major customers accounted for approximately 27%, 16%, and 10% of the Company’s total sales, respectively. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of March 31, 2025, four major customers accounted for 36%, 34%, 15%, and 14% of the Company’s accounts receivable balance, respectively. As of September 30, 2024, four major customers accounted for 34%, 29%, 22%, and 12% of the Company’s accounts receivable balance, respectively.

For the six months ended March 31, 2025, two major suppliers accounted for approximately 36% and 15% of the total purchases, respectively. For the six months ended March 31, 2024, two major suppliers accounted for approximately 35% and 10% of the total purchases, respectively.

As of March 31, 2025, four suppliers accounted for approximately 31%, 16%, 15% and 11% of the Company’s advance to suppliers balance, respectively. As of September 30, 2024, three suppliers accounted for 40%, 23%, and 14% of the Company’s advance to suppliers balance, respectively.

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Note 18– Commitments and contingencies

(a) Capital expenditure commitments

As of March 31, 2025, the Company does not have any capital expenditure commitment.

(b) Contingencies

The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Biopower Plant has not paid adequate social insurance for all its employees, and the Company’s PRC subsidiaries have not made adequate housing provident fund payments for all their employees. The relevant PRC authorities may order the Company to make up the contributions to these plans. In addition, failure to make adequate social insurance payments on time may subject the Company to 0.05% late fees per day, starting from the date of underpayment, and fines equal to one to three times the underpaid amount. For failure to make adequate housing provident fund payments as required, the Company may be fined RMB10,000 to RMB50,000. If the Company is subject to late fees or fines in relation to underpaid employee benefits, the financial condition and results of operations may be adversely affected. However, the risk of regulatory penalty that the relevant authorities may impose on the Company’s PRC subsidiaries in relation to its failure to make adequate contributions to the employee benefit plans for all the Company’s employees as required is remote, because the relevant local authorities confirmed in writing that no records of violation were found on the Company’s PRC subsidiaries for social insurance plan and/or housing provident fund contributions.

Note 19– Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments, and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker makes operating decisions and assesses performance solely based on activated carbon sales orders received. The Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC.

The following table presents revenue by major product categories for the six months ended March 31, 2025 and 2024, respectively:

	For the six months ended March 31,
	2025	2024
Activated carbon	$16,376,697	$31,285,396

All of the Company’s long-lived assets are located in the PRC. All of the Company’s products are sold in the PRC.

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Note 20 – Disposal of subsidiaries

On January 20, 2025, CN Energy Group. Inc. (the “Company”), entered into a Share Transfer Agreement (the “Agreement”) with Asia Rubber Resources Limited (“Asia Rubber Resources”). Pursuant to the Agreement, the Company agreed to transfer 100% of its equity in Clean Energy Holdings Limited to Asia Rubber Resources (the “Transfer”) for a total purchase price of HKD10,000 (approximately $1,281).

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities in the consolidated balance sheets as of March 31, 2025 and September 30, 2024.

	As of	As of
	March 31, 2025	September 30, 2024
Carrying amount of major classes of assets	(unaudited)	(audited)
Cash	$3,973	$4,131
Prepaid expenses and other current assets	86	34
Property and equipment, net	602,531	612,892
Total assets of disposed entities	$606,590	$617,057

Carrying amount of major classes of liabilities
Accounts payable	342,428	345,991
Taxes payable	129	104
Accrued expenses and other current liabilities	44,002	43,780
Total liabilities of disposed entities	$386,559	$389,875

The following is a reconciliation of the amounts of major classes of operations of disposed entities in the consolidated statements of income (loss) and comprehensive income (loss) for the six months ended March 31, 2025 and 2024.

	For the six months ended March 31,
	2025	2024
	(unaudited)	(unaudited)
Revenue	-	$4,973,357
Cost of revenues	-	(4,966,016)
Gross profit	-	7,341
Operating expenses	(20,482)	(375,505)
Loss from operations	(20,482)	(368,164)
Other income	2,441	3,835
Loss before income tax expenses	(18,041)	(364,329)
Income tax expenses	-	-
Net loss	$(18,041)	$(364,329)

Note 21 – Subsequent events

1.

On April 4, 2025, CN Energy Group. Inc. (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, (the “Investor”). Pursuant to the Purchase Agreement, the Investor agreed to purchase from the Company, and the Company agreed to issue and sell to the Investor, securities in the form of one or more pre-paid purchases (the “Pre-Paid Purchases”) with an aggregate purchase amount of up to $20,000,000, for the purchase (the “Purchase Shares”) of Class A ordinary shares of the Company (the “Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase.

Upon the initial closing under the Purchase Agreement, on April 8, 2025, the Company issued to the Investor an initial Pre-Paid Purchase in the principal amount of $3,230,000, with an original issue discount (the “OID”) of $210,000 and a transaction expense amount of $20,000 (the “Initial Pre-Paid Purchase”). The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be seven percent (7%) of the amount set forth in the applicable Request (as defined in the Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the annual rate of seven percent (7%). Additionally, the Company issued 1,597,444 Ordinary Shares to the Investor as a commitment fee.

Pursuant to the Purchase Agreement and a registration rights agreement entered into between the Company and the Investor, the Company agreed to file a registration statement with the Securities and Exchange Commission within 45 days from the initial closing, for registration of the resale of the Commitment Shares, Purchase Shares, and any other Ordinary Shares issuable pursuant to the Purchase Agreement.

The Purchase Agreement contains customary representations, warranties, covenants, and closing conditions. The Pre-Paid Purchases are unsecured, and the Investor has the right, but not the obligation, to purchase additional Ordinary Shares under the terms set forth in the Purchase Agreement.

2.

CN Energy had a 1-for-25 stock split of the Company’s Class A ordinary shares with no par value, effective at 12:01 a.m. Eastern Time on May 19, 2025 (the “Reverse Stock Split”). The Class A ordinary shares continued to be traded on the Nasdaq Capital Market on a split-adjusted basis beginning on May 19, 2025, under the Company’s existing trading symbol “CNEY” with the new CUSIP number G2181K204.

The Reverse Stock Split is primarily intended to increase the market price per share of the Company’s Class A ordinary shares to regain compliance with the minimum bid price required for continued listing on the Nasdaq Capital Market.

The Reverse Stock Split reduced the number of Class A ordinary shares issued and outstanding from approximately 75.28 million to approximately 3.01 million. No fractional shares would be issued in connection with the Reverse Stock Split. Any amount of fractional shares would be rounded up to the next nearest number at the participant level.

3.

On August 1, 2025, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Class A Purchase Agreement”) with certain investors (the “Class A Investors”), pursuant to which the Company issued to the Class A Investors an aggregate of 1,977,302 Class A ordinary shares, no par value, of the Company (the “Class A Ordinary Shares”), at a price per share of $2.30, for an aggregate purchase price of $4,547,800.00.

4.

On August 1, 2025, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Class B Purchase Agreement” and collectively with the Class B Purchase Agreement, the “Purchase Agreements”) with Weastfinace Group Inc., which is controlled by Xinyang Wang, a director of the Company (the “Class B Investor”), pursuant to which the Company issued to the Class B Investor an aggregate of 631,391 Class B ordinary shares, no par value, of the Company (the “Class B Ordinary Shares”), at a price per share of $2.30, for an aggregate purchase price of $1,452,200.

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